UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ____)

IIOT-OXYS, Inc.

(Name of Issuer)

COMMON STOCK, $0.001 PAR VALUE PER SHARE

(Title of Class of Securities)

44963M 104

(CUSIP Number)

Vidhyadhar Mitta

705 Cambridge Street

Cambridge, MA 02141

(617) 755-1590

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

August 2, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	name of reporting person Vidhyadhar Mitta i.r.s. identification no. of above person (entities only)
2	check the appropriate box if a member of a group* (A) ☐ (B) ☐
3	sec use only
4	source of funds* PF
5	check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6	citizenship or place of organization United States
number of shares beneficially owned by each reporting person with	7	sole voting power 3,143,093 SHARES
	8	shared voting power 0
	9	sole dispositive power 3,143,093 SHARES
	10	shared dispositive power 0
11	aggregate amount beneficially owned by each reporting person 3,143,093 SHARES
12	check box if the aggregate amount in row (11) excludes certain shares*
13	percent of class represented by amount in row (11) 6.90%
14	type of reporting person* IN

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ITEM 1. SECURITY AND ISSUER.

This Schedule 13D Statement relates to shares of Common Stock, $0.001 par value per share (the “Common Stock”), of IIOT-OXYS, Inc., formerly known as Gotham Capital Holdings, Inc., a Nevada corporation (the “Issuer”). The principal executive offices of the Issuer are located at 705 Cambridge Street, Cambridge, MA 02141.

Neither the present filing nor anything contained herein shall be construed as an admission that any Reporting Person constitutes a “person” for any purpose other than for compliance with Section 13(d) of the Securities Exchange Act of 1934, as amended.

ITEM 2. IDENTITY AND BACKGROUND

This Schedule 13D Statement is being filed by Vidhyadhar Mitta, an individual (the “Reporting Person”). Mr. Mitta is also a director of the Issuer and is a citizen of the United States.

The principal business address of the Reporting Person is 705 Cambridge Street, Cambridge, MA 02141.

During the last five years, the Reporting Person (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or, (ii) was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where as a result of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On July 28, 2017, the Issuer closed (the “Closing”) the Securities Exchange Agreement (the “Exchange Agreement”) with OXYS Corporation, a Nevada corporation (“OXYS”), and its shareholders. As a result of the Closing of the Exchange Agreement, OXYS became a wholly owned subsidiary of the Issuer, and each shareholder of OXYS exchanged their shares for shares of the Issuer. Prior to Closing, the Reporting Person owned 1,736,843 shares of OXYS, which converted into 1,736,843 shares of the Issuer at Closing.

The consideration used by the Reporting Person to acquire its shares of the Issuer was an exchange of shares of OXYS owned by the Reporting Person, for which he paid $165,000.

On August 2, 2019, the Issuer entered into a Securities Purchase Agreement (the “SPA”) with the Reporting Person for the purchase of a 12% Secured Convertible Note in the principal amount of up to $125,000 (the “Note”). The Note is convertible, in whole or in part, into shares of the Issuer’s Common Stock, at any time at a rate of $0.08 per share with fractions rounded up to the nearest whole share, unless paid in cash at the Issuer’s election. The Note bears interest at a rate of 12% per annum and interest payments will be made on a quarterly basis. The Note matures August 2, 2021. On August 2, 2019, the first closing of the Note occurred pursuant to which the Issuer received $75,000 (the “First Closing”). The second and third closings will occur 30 and 60 days from the First Closing and the Issuer will receive an additional $25,000 in each subsequent closing.

The Note is governed by the SPA and is secured by all the assets of the Issuer (but is not a senior secured note) pursuant to the Security Agreement. In addition to the issuance of the Note, the Issuer issued to the Reporting Person warrants to purchase one share of the Issuer’s Common Stock for 50% of the number of shares of Common Stock issuable upon conversion of the funds received in the First Closing (the “Warrants”). Each Warrant is immediately exercisable at $0.12 per share and expires on August 2, 2024.

ITEM 4. PURPOSE OF TRANSACTION

Except as disclosed below, the Reporting Person has acquired beneficial ownership of the securities for investment purposes and will evaluate his investment in the securities on a continual basis. Except as disclosed above, the Reporting Person has no plans or proposals that would relate to or would result in: the acquisition of additional securities of the Issuer or the disposition of presently-owned securities of the Issuer; any extraordinary corporate transaction involving the Issuer; a sale or transfer of a material amount of assets of the Issuer; any material change in the present capitalization or dividend policy of the Issuer; any material change in the operating policies or corporate structure of the Issuer; any change in the Issuer's charter or by-laws; the shares of the Issuer ceasing to be authorized to be quoted in the over-the-counter market; or causing the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934. The Reporting Person, however, reserve the right, at a later date, to effect one or more of such changes or transactions in the number of shares they may be deemed to beneficially own.

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The shares of the Issuer were acquired by the Reporting Person with the intent to effect a reverse acquisition of the Issuer, whereby the Reporting Person, with the other shareholders of OXYS, obtained voting and management control of the Issuer.

The Note was acquired by the Reporting Person with the intent to lend funds to the Issuer.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

Pursuant to Rule 13d-3(a), at the close of business on August 14, 2019, the Issuer had 44,124,482 shares of Common Stock issued and outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Commission on August 14, 2019. Of the total shares beneficially owned by the Reporting Person, the Reporting Person beneficially owns 3,143,093 shares of Common Stock which constitutes approximately 6.90% of the outstanding shares of the Issuer. The Reporting Person has not effected any transactions in the Common Stock of the Issuer during the past 60 days, except as described in this Schedule 13D.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The disclosure in Items 2 and 3 is incorporated by reference herein.

ITEM 7. MATERIALS TO BE FILED AS EXHIBITS.

	Incorporated by Reference				Filed Herewith
Exhibit Description	Form	File No.	Exhibit No.	Filing Date
Securities Exchange Agreement dated March 16, 2017	8-K	000-50773	2.1	8/3/17
Securities Purchase Agreement with Vidhyadhar Mitta dated August 2, 2019	8-K	000-50773	99.1	8/6/19
12% Convertible Secured Note with Vidhyadhar Mitta dated August 2, 2019	8-K	000-50773	99.2	8/6/19
Warrant Agreement with Vidhyadhar Mitta dated August 2, 2019	8-K	000-50773	99.4	8/6/19

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 27, 2019	/s/ Vidhyadhar Mitta
Vidhyadhar Mitta

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